Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

OneSmart International Education Group Limited

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

68276W103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68276W103	Schedule 13G	Page 1 of 16

1	Names of Reporting Persons The Carlyle Group L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 926,285,677
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 926,285,677

9	Aggregate Amount Beneficially Owned by Each Reporting Person 926,285,677
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 21.9%
12	Type of Reporting Person PN

CUSIP No. 68276W103	Schedule 13G	Page 2 of 16

1	Names of Reporting Persons Carlyle Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 926,285,677
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 926,285,677

9	Aggregate Amount Beneficially Owned by Each Reporting Person 926,285,677
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 21.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68276W103	Schedule 13G	Page 3 of 16

1	Names of Reporting Persons Carlyle Holdings II GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 926,285,677
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 926,285,677

9	Aggregate Amount Beneficially Owned by Each Reporting Person 926,285,677
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 21.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68276W103	Schedule 13G	Page 4 of 16

1	Names of Reporting Persons Carlyle Holdings II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Québec

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 926,285,677
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 926,285,677

9	Aggregate Amount Beneficially Owned by Each Reporting Person 926,285,677
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 21.9%
12	Type of Reporting Person OO (Québec société en commandit)

CUSIP No. 68276W103	Schedule 13G	Page 5 of 16

1	Names of Reporting Persons TC Group Cayman Investment Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 926,285,677
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 926,285,677

9	Aggregate Amount Beneficially Owned by Each Reporting Person 926,285,677
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 21.9%
12	Type of Reporting Person PN

CUSIP No. 68276W103	Schedule 13G	Page 6 of 16

1	Names of Reporting Persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 926,285,677
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 926,285,677

9	Aggregate Amount Beneficially Owned by Each Reporting Person 926,285,677
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 21.9%
12	Type of Reporting Person PN

CUSIP No. 68276W103	Schedule 13G	Page 7 of 16

1	Names of Reporting Persons CAP IV, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 926,285,677
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 926,285,677

9	Aggregate Amount Beneficially Owned by Each Reporting Person 926,285,677
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 21.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68276W103	Schedule 13G	Page 8 of 16

1	Names of Reporting Persons CAP IV General Partner, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 926,285,677
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 926,285,677

9	Aggregate Amount Beneficially Owned by Each Reporting Person 926,285,677
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 21.9%
12	Type of Reporting Person PN

CUSIP No. 68276W103	Schedule 13G	Page 9 of 16

1	Names of Reporting Persons Carlyle Asia Partners IV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 926,285,677
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 926,285,677

9	Aggregate Amount Beneficially Owned by Each Reporting Person 926,285,677
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 21.9%
12	Type of Reporting Person PN

CUSIP No. 68276W103	Schedule 13G	Page 10 of 16

1	Names of Reporting Persons Origin Investment Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 926,285,677
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 926,285,677

9	Aggregate Amount Beneficially Owned by Each Reporting Person 926,285,677
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 21.9%
12	Type of Reporting Person OO (Cayman Islands Exempt Company)

CUSIP No. 68276W103	Schedule 13G	Page 11 of 16

ITEM 1.	(a)	Name of Issuer:

OneSmart International Education Group Limited (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

165 West Guangfu Road, Putuo District, Shanghai, People’s Republic of China

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carlyle Group Management L.L.C.
The Carlyle Group L.P.
Carlyle Holdings II GP L.L.C.
Carlyle Holdings II L.P.
TC Group Cayman Investment Holdings, L.P.
TC Group Cayman Investment Holdings Sub L.P.
CAP IV, L.L.C.
CAP IV General Partner, L.P.
Carlyle Asia Partners IV, L.P.
Origin Investment Holdings Limited

	(b)	Address or Principal Business Office:

The business address of TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., CAP IV General Partner, L.P., Carlyle Asia Partners IV, L.P. and Origin Investment Holdings Limited is c/o Walkers Corporate Limited, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The business address of each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington, D.C. 20004-2505.

	(c)	Citizenship of each Reporting Person is:

Carlyle Group Management L.L.C., The Carlyle Group L.P., Carlyle Holdings II GP L.L.C. and CAP IV, L.L.C. are organized in the state of Delaware. Carlyle Holdings II L.P. is a Québec société en commandit. Each of the other Reporting Persons is organized under the laws of the Cayman Islands.

CUSIP No. 68276W103	Schedule 13G	Page 12 of 16

	(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.000001 per share (“Class A Ordinary Shares”).

	(e)	CUSIP Number:

68276W103

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Ordinary Shares of the Issuer as of December 31, 2018, based upon 4,220,365,545 Class A Ordinary Shares outstanding as of August 31, 2018.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Carlyle Group Management L.L.C.	926,285,677	21.9%	0	926,285,677	0	926,285,677
The Carlyle Group L.P.	926,285,677	21.9%	0	926,285,677	0	926,285,677
Carlyle Holdings II GP L.L.C.	926,285,677	21.9%	0	926,285,677	0	926,285,677
Carlyle Holdings II L.P.	926,285,677	21.9%	0	926,285,677	0	926,285,677
TC Group Cayman Investment Holdings, L.P.	926,285,677	21.9%	0	926,285,677	0	926,285,677
TC Group Cayman Investment Holdings Sub L.P.	926,285,677	21.9%	0	926,285,677	0	926,285,677
CAP IV, L.L.C.	926,285,677	21.9%	0	926,285,677	0	926,285,677
CAP IV General Partner, L.P.	926,285,677	21.9%	0	926,285,677	0	926,285,677
Carlyle Asia Partners IV, L.P.	926,285,677	21.9%	0	926,285,677	0	926,285,677
Origin Investment Holdings Limited	926,285,677	21.9%	0	926,285,677	0	926,285,677

Origin Investment Holdings Limited is the record holder of 926,285,677 Class A Ordinary Shares.

Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the managing member of CAP IV, L.L.C.,

CUSIP No. 68276W103	Schedule 13G	Page 13 of 16

which is the general partner of CAP IV General Partner, L.P., which is the general partner of Carlyle Asia Partners IV, L.P., which is the majority shareholder of Origin Investment Holdings Limited. Accordingly, each of the forgoing entities may be deemed to share beneficial ownership of the Class A Ordinary Shares held of record by Origin Investment Holdings Limited.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 68276W103	Schedule 13G	Page 14 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE HOLDINGS II GP L.L.C.
By: The Carlyle Group L.P., its managing member
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE HOLDINGS II L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CUSIP No. 68276W103	Schedule 13G	Page 15 of 16

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CAP IV, L.L.C.

By:	/s/ Norma Kuntz
Name:	Norma Kuntz
Title:	Authorized Person

CAP IV GENERAL PARTNER, L.P.

By:	/s/ Norma Kuntz
Name:	Norma Kuntz
Title:	Authorized Person

CARLYLE ASIA PARTNERS IV, L.P.
By: CAP IV General Partner, L.P., its general partner

By:	/s/ Norma Kuntz
Name:	Norma Kuntz
Title:	Authorized Person

ORIGIN INVESTMENT HOLDINGS LIMITED

By:	/s/ Norma Kuntz
Name:	Norma Kuntz
Title:	Director

CUSIP No. 68276W103	Schedule 13G	Page 16 of 16

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney.

99	Joint Filing Agreement.